UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL CNPJ No. 06.057.223/0001-71

NIRE 33.3.002.7290-9

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON DECEMBER 5, 2024

1.               DATE, TIME AND PLACE: On 5 December 2024, at 08:00 a.m., at the registered office of Sendas Distribuidora S.A. ("Company" or "Issuer"), at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.               BOARD: President: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamar Rafiq Nahuj.

3.               CALL AND ATTENDANCE: Summons was waived due to the presence of all the members of the Company's Board of Directors, namely, Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Andiara Pedroso Petterle, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Leonardo Gomes Porciúncula Pereira and José Roberto Meister Müssnich.

4.	AGENDA: To resolve on:

(i)    the execution, as well as the approval of the terms and conditions, of the 12th (twelfth) issuance of simple debentures, not convertible into shares, unsecured, in a single series, of the Company, in the total amount of R$ 800,000,000.00 (eight hundred million reais) ("Debentures" and "Issue", respectively), which will be the subject of a public distribution offering, to be registered with the Brazilian Securities and Exchange Commission ("CVM"), under the rite of automatic distribution, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended ("Offering" and "CVM Resolution 160", respectively), Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law") and Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and other applicable legal and regulatory provisions;

(ii)    the execution by the Company of any and all instruments necessary and/or convenient to carry out the Issue, assume the obligations arising from the Debentures and implement the Offering;

(iii)     the authorization to the Executive Board and other legal representatives of the Company to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issue and the Offering, including, but not limited to, the negotiation and execution of the Deed of Issue (as defined below), the Distribution Agreement (as defined below), any amendments to such instruments, and all other documents related to the Issue and the Offering;

(iv)      the authorization to the Executive Board and other legal representatives of the Company to contract the financial institutions that are part of the Brazilian securities distribution system contracted to act as intermediary institutions for the offering of Debentures ("Lead Coordinator") through the “Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 12ª (Décima Segunda) Emissão de Debêntures Simples, não Conversíveis em Ações, em Série Única, da Espécie Quirografária, da Sendas Distribuidora S.A.” ("Distribution Agreement"), the Fiduciary Agent (as defined below), the Bookkeeper (as defined below), the Liquidating Bank (as defined below), the Risk Rating Agency (as defined below), the legal advisors and other service providers related to the Issue and the Offering, and for this purpose, they may negotiate, sign the respective agreements and set their respective fees; and

(v)    the ratification of all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the resolutions below.

5.               RESOLUTIONS: At the beginning of the work, the members of the Board of Directors, in view of the prior analysis and favorable recommendation of the Financial and Investment Committee, examined the items on the Agenda and deliberated, unanimously and without any reservations:

(vi)	To authorize the execution of the Issuance and the Offering, by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the “Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 12ª (Décima Segunda) Emissão de Debêntures Simples, não Conversíveis em Ações, em Série Única, da Espécie Quirografária, da Sendas Distribuidora S.A.” ("Deed of Issue"), pursuant to paragraph 1 of article 59 of the Brazilian Corporation Law and article 17, paragraph (q) of its Bylaws, regardless of additional approval to that effect at the Shareholders' Meeting.

(hh)	Total Amount of the Issue: the total amount of the Issue will be R$800,000,000.00 (eight hundred million reais), on the Issuance Date (as defined below);

(ii)	Issue Date: for all legal purposes, the date of issuance of the Debentures shall be defined in the Deed of Issue ("Date of Issuance");

(jj)	Issue Number: the Issuance represents the 12th (twelfth) issue of the Company's Debentures;

(kk)	Unit Face Value: the nominal unit value of the Debentures, on the Issue Date, will be R$1,000.00 (one thousand reais) ("Unit Face Value");

(ll)	Number of Series: the Issuance will be carried out in a single series;

(mm)	Quantity: 800,000 (eight hundred thousand) Debentures will be issued;

(nn)	Guarantees: the Debentures will not have real or fiduciary guarantees;

(oo)	Term and Maturing Date: the Debentures shall have a term of five (5) years from the Date of Issuance, maturing on the date stipulated in the Deed of Issue ("Maturity Date"), except for the early maturity of the obligations arising from the Debentures and the early redemption of all the Debentures, under the terms set forth in the Deed of Issue;

(pp)	Form, Type and Proof of Ownership of Debentures: the Debentures will be issued in registered and book-entry form, without the issuance of cautions or certificates, and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper and, additionally, with respect to the Debentures that are held in electronic custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 ("B3"), as the case may be, this statement will be issued by in the name of the holder of the Debentures, which will serve as proof of ownership of such Debentures;

(qq)	Profitability Start Date: for all legal purposes and effects, the Profitability Start Date of the Debentures shall be the 1st (first) Payment Date (as defined below) of the Debentures ("Profitability Start Date").

(rr)	Type: the Debentures shall be of the unsecured type, pursuant to article 58 of the Brazilian Corporation Law;

(ss)	Use of Proceeds: the net proceeds raised through the Offering will be used by the Company for general purposes, including cash reinforcement, but not limited to, liability management.

(tt)	Liquidating Bank and Bookkeeper: the functions of liquidating bank will be performed by Banco Bradesco S.A., a financial institution headquartered in the City of Osasco, State of São Paulo, at Núcleo Cidade de Deus, s/nº, Vila Yara, registered before the CNPJ under No. 60.746.948/0001-12. ("Liquidating Bank"). The functions of mandatory bookkeeper shall be performed by Banco Bradesco S.A. ("Bookkeeper"). The Bookkeeper will be responsible for carrying out the bookkeeping of the Debentures, among other responsibilities defined in the rules issued by the CVM and B3;

(uu)	Trustee: the Company will appoint Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 08, Ala B, Rooms 302, 303 and 304, Barra da Tijuca, CEP 22640-102, registered before the CNPJ under No. 17.343.682/0001-38 ("Fiduciary Agent");

(vv)	Monetary Adjustment: The Unit Face Value of the Debentures will not be subject to monetary adjustment.

(ww)	Remuneration: on the Unit Face Value or balance of the Unit Face Value of the Debentures, as the case may be, remunerative interest will be charged corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI of one day, "over extra group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days (as defined in the Deed of Issue), calculated and disclosed daily by B3plus ("DI Rate"), exponentially a spread (surcharge) of 1.25% (one integer and twenty-five hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration"). The Remuneration will be calculated exponentially and cumulatively pro rata temporis for elapsed working days, levied on the Unit Face Value or balance of the Unit Face Value of the Debentures, as the case may be, since the Profitability Start Date, or the Remuneration Payment Date (as perdefined in the term of Issue) immediately preceding (inclusive) up to and including until the date of its effective payment, according to the formula contained in the Deed of Issue;

(xx)	Amortization of Unit Face Value: the Unit Face Value of the Debentures, will be amortized in two (2) consecutive annual installments, on the dates indicated;

(yy)	Payment of Remuneration: Without prejudice to payments as a result of any early maturity of the obligations arising from the Debentures, Optional Extraordinary Amortization (as defined below), under the terms to be provided for in the Deed of Issue, and early redemption of the Debentures, under the terms to be provided for in the Deed of Issue, the Remuneration will be paid every six months, from the Issue Date, on the dates to be provided for in the Deed of Issue ("Remuneration Payment Date");

(zz)	Placement and Distribution Plan: the Debentures will be subject to a public offering for distribution, intended exclusively for professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors" and "CVM Resolution 30", respectively), pursuant to the Securities Market Law, CVM Resolution 160 and other legal provisions, under a firm placement guarantee regime for all Debentures, under the terms of the Distribution Agreement. Pursuant to Article 57 of CVM Resolution 160, the Offering will be on the market as of the disclosure of the notice to the market of the Offering ("Notice to the Market"), and the Lead Coordinator may make efforts to sell the Debentures through the disclosure of the Offering's publicity documents and presentations to potential investors, as determined in a common agreement with the Issuer ("Market Offering"). After the start of the Market Offering, the Issuer and the Lead Coordinator are allowed to give wide publicity to the Offering, including through the dissemination of explanatory and educational material, advertising material, presentation to investors and media interviews, subject to the criteria of consistency, language and quality provided for in Article 12 of CVM Resolution 160. The Offering will be conducted by the Lead Coordinator in accordance with the distribution plan to be prepared pursuant to Article 49 of CVM Resolution 160, and there is no limitation in relation to the number of investors accessed by the Coordinator, and it is also possible for any number of Professional Investors to subscribe or acquire the Debentures. There will be no preference or priority for the subscription of the Debentures by the current shareholders of the Issuer. The Issuance and the Offering may not have their value and quantity increased under any circumstances, and therefore there is no option for an additional lot of Debentures, pursuant to Article 50 of CVM Resolution 160. No type of discount will be granted by the Lead Coordinator to Professional Investors interested in acquiring the Debentures under the Offer, subject to the possibility of goodwill or discount, under the terms of item (u) below, as well as there will be no fixing of maximum or minimum lots, regardless of chronological order. The partial distribution of the Debentures will not be admitted;

(aaa)	Deposit for Distribution, Trading and Electronic Custody: the Debentures must be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3; and (ii) trading in the secondary market through CETIP21 – Securities, managed and operated by B3, with distribution and trading being financially settled and the Debentures being held in electronic in custody at B3. Notwithstanding the foregoing, the Debentures may only be traded in the secondary market (i) freely among Professional Investors; (ii) to qualified investors, as defined pursuant to Articles 12 and 13 of CVM Resolution 30, after three (3) months from the date of closure of the Offering, pursuant to Article 86, item I, item "a" of CVM Resolution 160; and (iii) for investors in general, after six (6) months from the closing date of the Offering, pursuant to article 86, item I, item "b" of CVM Resolution 160;

(bbb)	Subscription Price and Form of Payment: the payment of the Debentures in the primary market will be carried out in accordance with the procedures adopted by B3, in cash, in local currency, at the time of subscription, with one or more subscriptions and payments being allowed on each payment date ("Payment Date”). On the Profitability Start Date, the payment of the Debentures will be carried out at their Unit Face Value. If any Debentures are paid in on any date other than and after the Profitability Start Date, the Debentures will be paid in at the Unit Face Value plus the Remuneration calculated pro rata temporis from the Profitability Start Date until the respective Payment Date. The Debentures may be placed at a premium or discount, to be defined, at the sole discretion of the Lead Coordinator, at the time of subscription of the Debentures, provided that such premium or discount is applied equally to all the Debentures paid in on the same payment date, pursuant to article 61 of CVM Resolution 160. The goodwill or discount, as the case may be, will be applied in the event of one or more objective market conditions, at the sole discretion of the Lead Coordinator, including, but not limited to: (i) change in the SELIC rate; (ii) change in the interest rates of national treasury bonds; (iii) change in the Extended Consumer Price Index, calculated and published by the Brazilian Institute of Geography and Statistics – IBGE and/or in the DI Rate; or (iv) material change in the indicative trading rates of fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) disclosed by ANBIMA, provided that the price of the Offer will be single and, therefore, any goodwill or discount will not result in a change in the Company's total costs to be established in the Deed of Issue and in the Distribution Agreement;

(ccc)	Events of Default: the Debentures, as well as all obligations contained in the Deed of Issue, are subject to automatic early maturity and non-automatic early maturity, under the terms established in the Deed of Issue, and the Company is immediately required to pay the Unit Face Value, or balance of the Unit Face Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date, or the Remuneration Payment Date immediately preceding it, as the case may be, until the date of effective payment, regardless of any judicial or extrajudicial notice, interpellation or notification to the Company or consultation with the Debenture Holders, in the event of certain cases of automatic early maturity and hypotheses of non-automatic early maturity, under the terms to be established in the Deed of Issue;

(ddd)	Full Optional Early Redemption: the Issuer may, subject to the terms and conditions to be set forth in the Deed of Issue, at its sole discretion, at any time from the date to be established in the Deed of Issue, inclusive, carry out the early redemption of all the Debentures ("Optional Early Redemption"), by sending a notice to all the holders of the Debentures, with a copy to the Fiduciary Agent, or by publishing a notice to the holders of the Debentures, under the terms to be described in the Deed of Issue, ten (10) Business Days in advance of the date of the event, informing: (i) the date on which the Optional Early Redemption will be carried out, which must be a Business Day; and (ii) any other information relevant to the holders of the Debentures. In the event of Optional Early Redemption, the payment of its respective Unit Face Value or the balance of the Unit Face Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of the effective Optional Early Redemption, will be made. added to this amount the Optional Early Redemption Award (as defined below), as well as a fine and default interest, if any. For the purposes of this Board of Directors Meeting, an "Optional Early Redemption Premium" is considered to be a premium equivalent to 0.30% (thirty hundredths of a percent) per year, pro rata temporis, based on two hundred and fifty-two (252) Business Days, levied on the Unit Face Value, plus the respective Remuneration due, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of the effective Optional Early Redemption, multiplied by the remaining term of the Debentures, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the Maturity Date, according to the formula to be provided for in the Deed of Issue. The partial Optional Early Redemption of the Debentures will not be admitted;

(eee)	Optional Extraordinary Amortization: the Company may, subject to the terms and conditions set forth in the Deed of Issue, at its sole discretion and regardless of the will of the holders of Debentures, as of the date defined in the Deed of Issue, carry out optional extraordinary amortization of the Debentures, upon payment of a portion of the Unit Face Value or balance of the Unit Face Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of effective early amortization, plus the Optional Extraordinary Amortization Premium (as defined below), as well as fine and default interest, if any ("Optional Extraordinary Amortization”). For the purposes of this Board of Directors Meeting, an "Optional Extraordinary Amortization Premium" is considered to be a premium equivalent to 0.30% (thirty hundredths of a percent) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, on the portion of the Unit Face Value, plus the respective Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, subject to the Optional Extraordinary Amortization, multiplied by the remaining term of the Debentures, considering the number of Business Days to elapse between the Optional Extraordinary Amortization Date (as defined below) and the Debentures' Maturity Date, according to the formula to be described in the Deed of Issue. The Optional Extraordinary Amortization shall be limited to 98% (ninety- eight percent) of the Unit Face Value of the Debentures and may only occur by means of a communication addressed directly to the holders of the Debentures, with a copy to the Fiduciary Agent or, also, by means of publication of a communication addressed to the holders of the Debentures to be widely disclosed in the following documents: at least ten (10) Business Days in advance of the date scheduled for the effective Optional Extraordinary Amortization ("Optional Extraordinary Amortization Date"), and will be carried out in accordance with B3's procedures;

(fff)	Optional Acquisition: subject to the Company provisions of CVM Resolution No. 77, of March 29, 2022, the Issuer may, at any time, acquire Debentures, pursuant to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, provided that it complies with any rules issued by the CVM, and the fact, if so required by the applicable legal and regulatory provisions, be included in the management report and the financial statements of the Issuer. The Debentures acquired by the Company pursuant to the Deed of Issue may, at the Company's discretion, be canceled, remain in treasury or be placed on the market again, subject to the restrictions imposed by CVM Resolution 160. The Debentures acquired by the Company to remain in treasury, pursuant to the Deed of Issue, if and when relocated to the market, will be entitled to the same remuneration applicable to the other Debentures;

(ggg)	Early Redemption Offer: the Company may, at its sole discretion, at any time from the Issue Date, make an offer for early redemption of all Debentures ("Early Redemption Offer"). The Early Redemption Offer will be addressed to all Debenture holders, without distinction, ensuring equal conditions for all Debenture holders to accept the early redemption of the Debentures of which they are holders, in accordance with the terms and conditions set forth in the Deed of Issue. The Issuer will carry out the Early Redemption Offer by means of publication of a communication addressed to the holders of Debentures, to be widely disclosed under the terms of the Deed of Issue or by means of an individual communication to be sent by the Issuer to each of the holders of Debentures, with a copy to the Fiduciary Agent and to B3, which shall describe the terms and conditions of the Early Redemption Offer, as provided for in the Deed of Issue. On the occasion of the Early Redemption Offer, the holders of Debentures shall be entitled to the payment of the Unit Face Value or the balance of the Unit Face Value, as the case may be, and if applicable, plus (i) the Remuneration, calculated pro rata temporis, from the Profitability Start Date or the Payment Date of the immediately preceding Remuneration, as the case may be; until the date of redemption object of the Early Redemption Offer, as well as, if applicable, (ii) redemption premium, which, if any, cannot be negative and (iii) if applicable, the default charges to be provided for in the Deed of Issue due and not paid, until the date of said redemption;

(hhh)	Scheduled Renegotiation: the Debentures will not be subject to scheduled renegotiation;

(iii)	Arrears charges: In the event of unpunctuality in the payment, by the Company, of any amount due to the holders of Debentures, the overdue and unpaid debts owed and not paid by the Company will be, from the date of default until the date of effective payment, subject to, regardless of notice, notification or judicial or extrajudicial interpellation, in addition to the Remuneration: (i) conventional, irreducible and non-compensatory fine, 2% (two percent); and (ii) default interest at the rate of 1% (one percent) per month, both levied on the amounts in arrears, except if the default occurs due to an operational problem of a-third party and provided that the total amount default is paid by the Business Day following the date on which the payment should have been made;

(jjj)	Place of Payment: the payments to which the Debentures are entitled will be made by the Company through B3, in accordance with the B3 procedure, if the Debentures are held in electronic custody at B3, or by the Company, through the Bookkeeper, if the Debentures are not held in electronic custody at B3; and

(kkk)	Extension of Periods: the deadlines for the payment of any obligation provided for in the Deed of Issue will be automatically extended until the first subsequent Business Day if the maturity coincides with a day on which there are no banking hours in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where payments must be made through B3, in which case there will only be an extension when the payment date coincides with a declared national holiday, Saturday or Sunday;

(lll)	Risk Rating: Fitch Ratings Brasil Ltda. ("Risk Rating Agency") will be hired as the risk rating agency for the Offering, which will assign a rating to the Debentures;

(mmm)	Dismemberment: The dismemberment of the Unit Face Value, Remuneration and other rights conferred on the Debenture Holders will not be allowed, pursuant to item IX of article 59 of the Brazilian Corporation Law; and

(nnn)	Other Conditions: All other conditions and specific rules related to the Offering, Issue and/or Debentures will be addressed in the Deed of Issue and other related documents.

(vii)	To enter into any and all instruments necessary and/or convenient for the Issuance, as well as to assume the obligations arising from the Debentures and to implement the Offer;

(viii)	Authorize the Executive Board and other legal representatives of the Company to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Offering, including, but not limited to, the negotiation and signing of the Deed of Issue, the Distribution Agreement, any amendments to such instruments, and all other documents related to the Issuance and the Offer;

(ix)	To authorize the Executive Board and other legal representatives of the Company to contract the intermediary securities institutions through the Distribution Agreement, the Fiduciary Agent, the Bookkeeper, the Liquidating Bank, the Risk Rating Agency, the legal advisors and other service providers related to the Issuance and the Offering, such as B3, to this end, it may negotiate, sign the respective contracts and set the respective fees; and

(x)	Ratify all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the resolutions above.

6.               ADJOURNMENT: There being nothing more to discuss, the proceedings were suspended for the drafting of these minutes. The work was reopened, and these minutes were read and approved, having been and signed by all those present. São Paulo, December 5, 2024. President: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors present: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mrs. Andiara Pedroso Petterle, Mr. Júlio Cesar de Queiroz Campos, Mrs. Leila Abraham Loria, Mr. Leonardo Gomes Porciúncula Pereira and Mr. José Roberto Meister Müssnich.

I certify, for the proper purposes, that this document is an extract of the minutes drawn up in a proper book, pursuant to paragraph 3 of article 130 of Law No. 6,404/76, as amended.

Rio de Janeiro, December 5, 2024

Tamara Rafique Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.